

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 21, 2005

Mr. H. Lutz Klingmann
President and Principal Financial Officer
Golden Queen Mining Co. LTD.
6411 Imperial Avenue
Vancouver, British Columbia, Canada V7W 2J5

> **Re: Golden Queen Mining Co. LTD.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 18, 2005**
> **File No. 0- 21777**

Dear Mr. Klingmann:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General Development of Business, page 4

1.   We note your disclosure that indicates you are engaged in the development of your mineral properties. It appears from your other disclosures that you are in the exploratory stage. Please modify your disclosure to remove references indicating that you are in a mine development stage.

2.   We note that the President of the Company was granted certain milestone incentives including the completion of a bankable feasibility study. It appears from your disclosure that this milestone was not achieved in 2004. As such, please explain why you believe you are able to report reserves in accordance with Industry Guide 7. In addition, please modify this section to provide an understanding of your mine feasibility status through 2004.

Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 16

3.   Please disclose your share information as it relates to your listing on the OTC market. Please refer to Item 201 of Regulation S-B.

Financial Statements

General

4.   Please paginate your financial statements and related notes.

Consolidated Statements of Cash Flows

5.   Please tell us why you have classified exploration expenses as an investing activity on your Statement of Cash Flows. Note that for U.S. GAAP purposes, exploration expenses are considered operating activities.

6.   Please modify your line item description to remove the references to "Deferred" exploration and "development" expenditures.

Mineral Properties

7.   We note your policy disclosure that indicates expenditures for exploration on specific properties with proven reserves are capitalized. Please note that under U.S. GAAP all exploration costs should be expensed as incurred. Please modify your disclosure and tell us what amounts if any you have capitalized relating to exploration.

Note 3 – Mineral Properties

8.   It appears you have capitalized and subsequently impaired your exploration costs. Please modify your disclosure to present your property information on a basis consistent with U.S. GAAP.

9.   Tell us whether your capitalization and subsequent impairment of exploration costs were recognized in the same periods for all years presented. Please note that under U.S. GAAP all exploration costs should be expensed as incurred.

10.   We note that you have been unable to renegotiate payment schedules with all landowners and it appears that you are not in good standing with your mineral leases. Please tell us why you believe your remaining capitalized mineral property costs are not impaired. Specifically address whether or not you have the ability to continue to conduct exploration activities at your property locations.

11.   Expand your disclosures to indicate whether or not you anticipate being able to bring your mineral property rights into good standing.

Note 4 – Other Assets

12.   Please clarify if you have any amounts accrued relative to the agreements you disclose. Also, please clarify if you hold an equity interest in the company that you have made payments to.

Engineering comments

General

13.   Proven and probable reserves are disclosed in your documents for the Soledad Mountain project. Forward to our engineer, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7. Also forward the basis for your estimates of resources.

        This includes:
        • Property and geologic maps,
        • Description of your sampling and assaying procedures,
        • Drill-hole maps showing drill intercepts,
        • Representative geologic cross-sections and drill logs,
        • Description and examples of your cut-off calculation procedures,

- Cutoffs used for each category of reserve and resource,
- Justifications for the drill hole spacings used at various classification levels,
- A detailed description of your procedures for estimating "reserves" and "resources,"
- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. R. L. Baer, Mining Engineer at (202) 942-2965.

14. Concerning the required permitting and government approvals you must obtain or have obtained:
- Provide us with a detailed discussion of the permits and approvals obtained to date, and those scheduled to be obtained.
- Identifying the primary construction approval(s) and your current location in your permitting schedule.
- Address the extent that already obtained permits or approvals will have to be revisited by the agencies.
- Address any impacts that the new 2003 California rules on open pit excavation have had or might have on your proposed operation.

15. Your disclosure using non-Commission reserve definitions and "resource" estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. We believe it is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal and economic meaning, and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. Therefore, any time you disclose reserve or mineral resource estimates place them in separate tables, and footnote the expected metallurgical recoveries, and cutoffs and prices used to estimate reserves and cutoff for mineral resources.

16. Disclose your measured and indicated resources separately from your inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability and <u>risk</u> associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources**
>
> *This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.* *U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.*

Before any Inferred Resource table, insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Inferred Resources**
>
> This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

17.   We note that "mineral resources" must have "reasonable prospects for economic extraction." We believe this means that any reportable "resource" estimate must have been delimited using an economically based "cutoff" to segregate "resources" from just "mineralization." Disclose the unit cutoffs used to delimit your tonnage estimates, and disclose an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

18.   Provide to us, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document, such as MRDI, Mintec, Seegmiller International, and Golder Associates. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in this document.

Description of Business, page 3

  Glossary, page 3

19.   Revise your definitions for "development stage" and "exploration stage" to reflect the definition in Industry Guide 7. It can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Description of Property, page 14

20.   You disclose in the "Land Ownership and Mining Rights" section that you have completed a title summary in 2004. Provide us with the following:
   - A copy of that summary, and any other information required for us to understand the status of your land position.
   - A map showing the proposed locations of your mine and surface facilities, and a corresponding map showing your land ownership/mining rights ownership, so that we may compare the two.
   - A detailed review of the status of any defaults concerning your land agreements, and detail any affects of these defaults on your contemplated mining operation and ore reserves.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551- 3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551- 3705 with questions about engineering comments. Please contact me at (202) 551- 3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director